UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1

To

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-8641

(Check One):	Form 10-K	Form 11-K	Form 20-F
	Form 10-Q	Form N-SAR	Form N-CSR

For Period Ended: June 30, 2005

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (in back page) Before Preparing Form.
Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I –REGISTRANT INFORMATION

Full Name of Registrant:

Coeur d’Alene Mines Corporation

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

505 Front Ave., P.O. Box I

City, State and Zip Code:

Coeur d’Alene, ID 83816

PART III – NARRATIVE

On Tuesday August 9, 2005, Coeur d’Alene Mines Corporation (the “Company”) filed a Form 12b-25 with the Securities and Exchange Commission (“SEC”) regarding a delay in filing of the Company’s Form 10-Q for the quarter ended June 30, 2005. The reason for the delay is due to additional time needed to review the Company’s second quarter income tax benefit associated with the Company’s operations in Argentina. This Amendment to Form 12b-25 is filed to further clarify the item under review.

PART IV – OTHER INFORMATION

The last sentence of the explanation hereunder is revised to read as follows:

The Company does not believe the amount of the net loss for the quarter ended June 30, 2005 will be materially affected by the amount of the income benefit associated with the Company’s operations in Argentina, but requires additional time to analyze the issue to determine the final disclosure to be contained in the Form 10-Q for the quarter ended June 30, 2005.

        Coeur d’Alene Mines Corporation has caused this amended notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2005	By: /s/ James A. Sabala
James A. Sabala
Executive Vice President and Chief
Financial Officer

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